EXHIBIT 99.1

QuarterlyReport to Shareholders

TransCanada Reports Strong First Quarter 2018 Financial Results Diversified Portfolio of High Quality Assets Continues to Drive Record Performance

CALGARY, Alberta – April 27, 2018 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada or the Company) today announced net income attributable to common shares for first quarter 2018 of $734 million or $0.83 per share compared to net income of $643 million or $0.74 per share for the same period in 2017. Comparable earnings for first quarter 2018 were $870 million or $0.98 per share compared to $698 million or $0.81 per share for the same period in 2017. TransCanada's Board of Directors also declared a quarterly dividend of $0.69 per common share for the quarter ending June 30, 2018, equivalent to $2.76 per common share on an annualized basis.
"During the first quarter of 2018 our diversified portfolio of high-quality energy infrastructure assets continued to perform very well," said Russ Girling, TransCanada's president and chief executive officer. "Comparable earnings per share increased 21 per cent compared to the same period last year despite the sale of our U.S. Northeast power assets, reflecting the strong performance of our legacy assets and contributions from approximately $7 billion of growth projects that were placed into service over the last twelve months. These included expansions of our NGTL and Canadian Mainline systems in our Canadian natural gas pipelines business, the Gibraltar, Rayne XPress, Leach XPress and Cameron Access projects in our U.S. natural gas pipelines business and the Grand Rapids and Northern Courier liquids pipelines in Alberta."
"Looking forward, we continue to advance our $21 billion near-term capital program with approximately $11 billion of projects expected to enter service by the end of 2018. This program is expected to generate significant additional growth in earnings and cash flow and support annual dividend growth at the upper end of an eight to ten per cent range through 2020 and an additional eight to ten per cent in 2021,” added Girling. "We have invested approximately $7 billion into these projects to date and, despite recent significant changes to the MLP sector, are well positioned to fund the remainder through our strong and growing internally generated cash flow, along with a broad spectrum of financing levers including access to capital markets on compelling terms and potential portfolio management activities."
"In addition, we continue to advance more than $20 billion of medium to longer-term projects including Keystone XL, Coastal GasLink and the Bruce Power life extension program. At the same time, we expect to secure additional organic growth opportunities associated with our extensive and well-positioned North American footprint. Success in advancing these and other projects into construction and operation could extend our dividend growth outlook beyond 2021," concluded Girling.
Highlights
(All financial figures are unaudited and in Canadian dollars unless noted otherwise)

•	First quarter 2018 financial results
◦Net income attributable to common shares of $734 million or $0.83 per share
◦Comparable earnings of $870 million or $0.98 per share
◦Comparable earnings before interest, taxes, depreciation and amortization of $2.1 billion
◦Net cash provided by operations of $1.4 billion
◦Comparable funds generated from operations of $1.6 billion

◦	Comparable distributable cash flow of $1.4 billion or $1.64 per share reflecting only non-recoverable maintenance capital expenditures

•	Declared a quarterly dividend of $0.69 per common share for the quarter ending June 30, 2018

•	Placed approximately $160 million of NGTL facilities in service to complete the 2017 Expansion Program as well as the approximate $100 million Sundre Crossover project

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Successfully completed open seasons for NGTL securing contracts for 620 MMcf/d of incremental firm receipt service and 1.5 Bcf/d of existing and expansion export delivery capacity. These facilities are expected to result in an expansion program of approximately $2.5 billion

•	Filed an NGTL application with the NEB for approval of a negotiated settlement with customers for 2018 and 2019

•	Placed the US$1.6 billion Leach XPress and US$0.3 billion Cameron Access projects in service

•	Received FERC approval for Great Lakes and Northern Border rate settlements

•	FERC proposed changes related to a number of income tax matters with respect to pipeline ratemaking.
Net income attributable to common shares increased by $91 million to $734 million or $0.83 per share for the three months ended March 31, 2018 compared to the same period last year. Net income per common share in first quarter 2018 includes the effect of common shares issued in 2017 and 2018 under our DRP and corporate ATM program. First quarter 2017 results included a $24 million after-tax charge for integration-related costs associated with the acquisition of Columbia, a $10 million after-tax charge for costs related to the monetization of our U.S. Northeast power generation business, a $7 million after-tax charge related to the maintenance of Keystone XL assets and a $7 million income tax recovery related to the realized loss on a third party sale of Keystone XL project assets. All of these specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable earnings for first quarter 2018 were $870 million or $0.98 per share compared to $698 million or $0.81 per share for the same period in 2017, an increase of $172 million or $0.17 per share. Comparable earnings per share for the three months ended March 31, 2018 include the effect of common shares issued in 2017 and 2018 under our DRP and corporate ATM program. The increase in first quarter 2018 comparable earnings over the same period in 2017 was primarily due to the net effect of:

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a higher contribution from Liquids Pipelines primarily due to earnings from intra-Alberta pipelines placed in service in the second half of 2017, higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities

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a higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service, additional contract sales on ANR and Great Lakes and amortization of net regulatory liabilities recognized as a result of U.S. Tax Reform

•	lower income tax expense primarily due to lower rates as a result of U.S. Tax Reform and lower flow-through income taxes in Canadian rate-regulated pipelines

•	a higher contribution from Mexico Natural Gas Pipelines mainly due to higher revenues

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higher interest income and other due to realized gains in 2018 compared to realized losses in 2017 on derivatives used to manage our net exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•	lower earnings from U.S. Power mainly due to the monetization of U.S. Northeast power generation assets in second quarter 2017 and the continued wind down of our U.S. power marketing operations

•	lower earnings from Bruce Power primarily due to lower volumes resulting from increased outage days

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higher interest expense as a result of long-term debt and junior subordinated notes issuances, net of maturities, partially offset by the repayment of the Columbia acquisition bridge facilities in June 2017.

Notable recent developments include:
Canadian Natural Gas Pipelines:

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NGTL System: On April 9, 2018, we announced that the Sundre Crossover project was placed in service. The approximate $100 million pipeline project increases NGTL capacity at our Alberta / B.C. Export Delivery Point by 245 TJ/d (228 MMcf/d), enhancing connectivity to key downstream markets in the Pacific Northwest and California.

The NGTL 2017 Expansion Program has also been completed with approximately $160 million of facilities placed in service since December 31, 2017, including the Northwest Mainline Loop-Boundary Lake pipeline on April 2, 2018. The 2017 Expansion Program added approximately 230 km (143 miles) of new pipeline along with additional compression facilities and increased the NGTL System capacity by approximately 535 TJ/d (500 MMcf/d).
On February 15, 2018, we announced the successful completion of an open season for 260 TJ/d (242 MMcf/d) of existing and 1.1 PJ/d (1.0 Bcf/d) of expansion export capacity at the Empress / McNeill Export Delivery Point, with the expansion service expected to commence in November 2020 and April 2021. The average awarded contract term for the expansion capacity was approximately 29 years. We also announced that we had separately secured contracts for 664 TJ/d (620 MMcf/d) of incremental firm receipt service beginning in April 2021. Together, the incremental receipt and export delivery contracts will drive a $2.4 billion expansion program, bringing NGTL's capital program to a total of $7.2 billion.
On March 20, 2018, we announced the successful completion of an open season for additional expansion capacity at the Empress / McNeill Export Delivery Point for service expected to commence in November 2021. The offering of 300 TJ/d (280 MMcf/d) was oversubscribed with an average awarded contract term of approximately 22 years. The facilities and capital requirements for the expansion are still being finalized and are currently anticipated to increase NGTL's capital program by a further approximate $120 million.
On March 23, 2018, we filed an application with the National Energy Board (NEB) for approval of a negotiated settlement with our customers and other interested parties on the annual costs required to operate the NGTL System for 2018 and 2019, along with final 2018 tolls and revised interim 2018 tolls. The settlement fixes return on equity (ROE) at 10.1 per cent on 40 per cent deemed equity. The NEB is reviewing comments from interested parties and we anticipate a decision on the application in second quarter 2018.
U.S. Natural Gas Pipelines:

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Leach XPress: Leach XPress was placed in service on January 1, 2018. This Columbia Gas project transports approximately 1.6 PJ/d (1.5 Bcf/d) of Marcellus and Utica gas supply to delivery points along the system.

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Cameron Access: Cameron Access was placed in service on March 13, 2018. This Columbia Gulf project is designed to transport approximately 0.9 PJ/d (0.8 Bcf/d) of gas supply to the Cameron LNG export terminal in Louisiana.

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Mountaineer XPress and WB XPress: In first quarter 2018, estimated project costs of US$3.0 billion for Mountaineer XPress and US$0.9 billion for WB XPress increased by US$0.4 billion and US$0.1 billion, respectively. These increases primarily reflect the impact of delays of various regulatory approvals from the Federal Energy Regulatory Commission (FERC) and other agencies, increased contractor construction costs due to unusually high demand for construction resources in the region, and modifications to contractor work plans and resources to maintain our projected in-service dates.

•	Great Lakes and Northern Border Rate Settlements: In February 2018, FERC approved the 2017 Great Lakes Rate Settlement and the 2017 Northern Border Rate Settlement, both of which were uncontested.

Mexico Natural Gas Pipelines:

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Tula and Villa de Reyes: We continue to work toward finalizing amending agreements for both of these pipelines with the Comisión Federal de Electricidad (CFE) to formalize the schedule and payments resulting from their respective force majeure events. The CFE has commenced payments on both pipelines in accordance with the TSAs.

•	Sur de Texas: Offshore construction is now approximately 80 per cent complete and the project continues to progress toward an anticipated in-service date of late 2018.
Liquids Pipelines:

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Keystone XL: In December 2017, an appeal to Nebraska's Court of Appeals was filed by intervenors after the Nebraska Public Service Commission (PSC) issued an approval of an alternative route for the Keystone XL project in November 2017. On March 14, 2018, the Nebraska Supreme Court, on its own motion, agreed to bypass the Court of Appeals and hear the appeal case against the PSC’s alternative route itself. We expect the Nebraska Supreme Court, as the final arbiter, could reach a decision by late 2018 or first quarter 2019.

The Keystone XL Presidential Permit, issued in March 2017, has been challenged in two separate lawsuits commenced in Montana. Together with the U.S. Department of Justice, we are actively participating in these lawsuits to defend both the issuance of the permit and the exhaustive environmental assessments that support the U.S. President’s actions. Legal arguments addressing the merits of these lawsuits are scheduled to be heard in late May 2018 and we believe the court’s decisions may be issued by year-end 2018.
The South Dakota Public Utilities Commission permit for the Keystone XL project was issued in June 2010 and recertified in January 2016. An appeal of that recertification was denied in June 2017 and that decision has been further appealed to the South Dakota Supreme Court. On April 6, 2018, the Supreme Court directed the parties to address whether the Court lacks jurisdiction under the governing statute to consider the appeal. Legal arguments are scheduled for April 2018. A decision from the Supreme Court is expected in second or third quarter 2018.

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White Spruce: In February 2018, the Alberta Energy Regulator issued a permit for the construction of the White Spruce pipeline. Construction has commenced with an anticipated in-service date in second quarter 2019.

Energy:

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Monetization of U.S. Northeast power business: On March 1, 2018, as part of the continued wind down of our U.S. power marketing operations, we closed the sale of our U.S. power retail contracts for proceeds of approximately US$23 million and recognized income of US$10 million (US$7 million after tax).

Corporate:

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Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.69 per share for the quarter ending June 30, 2018 on TransCanada's outstanding common shares. The quarterly amount is equivalent to $2.76 per common share on an annualized basis.

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Dividend Reinvestment Plan (DRP): In first quarter 2018, the participation rate in our DRP was approximately 38 per cent of common share dividends, resulting in $234 million reinvested in common equity under the program.

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ATM Equity Issuance Program: In first quarter 2018, 5.8 million common shares were issued through the corporate ATM program at an average price of $56.51 per common share for gross proceeds of $329 million. An additional 1.6 million common shares were issued in April 2018, bringing year-to-date gross proceeds to $415 million at an average price of $55.64 per common share.

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U.S. Tax Reform and 2018 FERC Actions: In December 2016, FERC issued a Notice of Inquiry (NOI) seeking comment on how to address the issue of whether its existing policies resulted in a ‘double recovery’ of income taxes in a pass-through entity such as a master limited partnership (MLP). The NOI was in response to a decision by the U.S. Court of Appeals for the District of Columbia Circuit in July 2016, in United Airlines, Inc., et al. v. FERC, directing FERC to address the issue.

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (U.S. Tax Reform), was signed resulting in significant changes to U.S. tax law including a decrease in the U.S. federal corporate income tax rate from 35 per cent to 21 per cent effective January 1, 2018. As a result of this change, deferred income tax assets and deferred income tax liabilities related to our U.S. businesses, including amounts related to our proportionate share of assets held in TC PipeLines, LP, were remeasured, as at December 31, 2017, to reflect the new lower income tax rate.
On March 15, 2018, FERC issued (1) a revised Policy Statement to address the treatment of income taxes for ratemaking purposes for MLPs; (2) a Notice of Proposed Rulemaking proposing interstate pipelines file a one-time report to quantify the impact of the federal income tax rate reduction and the impact of the revised Policy Statement on each pipeline's ROE assuming a single-issue adjustment to a pipeline’s rates; and (3) a NOI seeking comment on how FERC should address changes related to accumulated deferred income taxes and bonus depreciation (collectively, the 2018 FERC Actions).
For more information on these developments and their implications for TransCanada and TC PipeLines, LP, please refer to our management's discussion and analysis.
Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, April 27, 2018 to discuss our first quarter 2018 financial results. Russ Girling, President and Chief Executive Officer, and Don Marchand, Executive Vice-President and Chief Financial Officer, along with other members of the TransCanada executive leadership team, will discuss the financial results and Company developments at 1 p.m. (MT) / 3 p.m. (ET).
Members of the investment community and other interested parties are invited to participate by calling 800.273.9672 or 416.340.2216 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available at www.transcanada.com or via the following URL: www.gowebcasting.com/9259.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (ET) on May 4, 2018. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 3158821#.
The unaudited interim Condensed Consolidated Financial Statements and Management’s Discussion and Analysis (MD&A) are available under TransCanada's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on the TransCanada website at www.transcanada.com.
With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 6,100 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media and 3BL Media.

Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 26, 2018 and the 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated April 26, 2018.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522